

November 4, 2024

Michio Nagatsu
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

      Re: LEIFRAS Co., Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted September 30, 2024
           CIK No. 0002030277

Dear Michio Nagatsu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 58

1.   We reviewed the revisions made to prior comment 11. The comment was not adequately addressed and is repeated. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is

material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please remove disclosures that are duplicative. Also, please revise your disclosures, where applicable, to:

- Address why accounting estimates or assumptions bear the risk of change;
- Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

2. We note your revised disclosure in response to comment 17. Please explain whether the capital reduction required shareholder approval and if so your consideration of revising your disclosure to indicate such.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-14

3. Your response to comment 20 and revised disclosure did not fully address our comment. If the setup fees are being recognized at the contract inception (point in time), please explain how you determined recognition over the membership service period is not appropriate. Reference is made to ASC 606-10-55-50 through-55-53.

     Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Ying Li